CUSIP No. G7307L 101	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Puxin Limited
(Name of Issuer)
Ordinary Shares, par value US$0.00005 per share
(Title of Class of Securities)
G7307L 101
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7307L 101	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Yunlong Sha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 81,070,862 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 81,070,862 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,070,862 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.5% (2)
12.	TYPE OF REPORTING PERSON* IN

(1)	Consists of (i) 80,558,542 ordinary shares held by Long bright Limited; and (ii) 256,160 American Depositary Shares (representing 512,320 ordinary shares) held by Yunlong Sha.
(2)	Based on 174,453,992 ordinary shares issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. G7307L 101	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Long bright Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 80,558,542
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 80,558,542

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,558,542
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.2% (1)
12.	TYPE OF REPORTING PERSON* CO

(1)	Based on 174,453,992 ordinary shares issued and outstanding of the Issuer as of December 31, 2020.

CUSIP No. G7307L 101	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Puxin Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5/F, building 4, Dingjun building, 75 Suzhou Sstreet, Haidian District

Beijing 100080, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Yunlong Sha

Long bright Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Yunlong Sha

5/F, building 4, Dingjun building, 75 Suzhou street, Haidian District

Beijing 100080, the People’s Republic of China

Long bright Limited

Start Chambers, Wickham’s Cay II, P.O. Box 2221

Road Town, Tortola

British Virgin Islands

Item 2(c).	Citizenship:

Yunlong Sha: People’s Republic of China

Long bright Limited: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares of the Issuer, par value US$0.00005 per share

Item 2(e).	CUSIP Number:

G7307L 101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of par value of $0.00005 per share of Puxin Limited (the “Issuer”) by each of the reporting persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Yunlong Sha	81,070,862	46.5%	81,070,862	—	81,070,862	—
Long bright Limited	80,558,542	46.2%	—	80,558,542	—	80,558,542

CUSIP No. G7307L 101	Page 5 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G7307L 101	Page 6 of 7 Pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement by and among Yunlong Sha and Long bright Limited (incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed with the U.S. Securities and Exchange Commission by the Reporting Persons on February 13, 2020)

CUSIP No. G7307L 101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

YUNLONG SHA

By:	/s/ Yunlong Sha
Name: Yunlong Sha

LONG BRIGHT LIMITED

By:	/s/ Yunlong Sha
Name: Yunlong Sha
Title: Director